Exhibit 99.1

PV Nano Cell and Merck Enter Cooperation
for Development of Applications Utilizing Conductive Ink

●	Long-term strategy for using single-crystal metal particles
●	Technology will be used in diverse technology applications of Merck

MIGDAL HA’EMEK, ISRAEL (June 20, 2017) – PV Nano Cell Ltd. (OTCQB: PVNNF), an innovative producer of conductive digital inks, is entering a cooperation with Merck, a leading science and technology company, to develop diverse technology applications for single-crystalline metal particles.

PV Nano Cell has developed high-performance SicrysTM conductive inks based on single-crystalline sub-micron particles of silver and copper. Merck will explore the use of SicrysTM single-crystal metal particles with different, unique and patented technologies and applications.

“We are excited to be working with Merck on their projects to further broaden the use of our SicrysTM family of materials in mass production applications. Merck’s decision to explore applications of SicrysTM within their various technologies is another example of the growing market demand for our technologies,” said Dr. Fernando de la Vega, CEO of PV Nano Cell Ltd.

“PV Nano Cell will provide the expertise and specific formulations of SicrysTM to support Merck’s focus on measuring the inks’ performance in different applications for various markets,” stated Marc Feiglin, Head Technology Scouting and Partnerships at Merck in Israel.

About Merck

Merck is a leading science and technology company in healthcare, life science and performance materials. Around 50,000 employees work to further develop technologies that improve and enhance life – from biopharmaceutical therapies to treat cancer or multiple sclerosis, cutting-edge systems for scientific research and production, to liquid crystals for smartphones and LCD televisions. In 2016, Merck generated sales of € 15 billion in 66 countries.

Founded in 1668, Merck is the world’s oldest pharmaceutical and chemical company. The founding family remains the majority owner of the publicly listed corporate group. Merck holds the global rights to the Merck name and brand. The only exceptions are the United States and Canada, where the company operates as EMD Serono, MilliporeSigma and EMD Performance Materials.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell’s SicrysTM ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit www.PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contacts:

Garth Russell / Allison Soss

grussell@kcsa.com / asoss@kcsa.com

212-896-1250 / 212-896-1267

Media Contact:

Megan Vandenbos

megan@antennagroup.com

201-465-8019